UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)*

                                  BLUEFLY, INC.
                     --------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    096227103
                     --------------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 24, 2005
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 15 Pages
                             Exhibit Index: Page 15

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 2 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only


4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  46,510,226
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    46,510,226
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  46,510,226

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  82.2%

14       Type of Reporting Person (See Instructions)

                  OO; IV

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 3 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only


4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  46,510,226
  Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    46,510,226
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  46,510,226

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  82.2%

14       Type of Reporting Person (See Instructions)

                  PN; IA

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 4 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only


4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  46,510,226
  Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    46,510,226
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  46,510,226

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  82.2%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 5 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only


4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  46,510,226
  Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    46,510,226
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  46,510,226

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  82.2%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 6 of 15 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only


4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  1,521,376
  Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    1,521,376
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,521,376

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  9.1%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 7 of 15 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  48,031,602
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    48,031,602
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  48,031,602

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  82.9%

14       Type of Reporting Person (See Instructions)

                  IA

                                                              Page 8 of 15 Pages

     This Amendment No. 22 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 22 supplementally amends the initial statement on Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 22 is being filed by the Reporting Persons to report that QIP (as defined herein) and SFM Domestic Investments (as defined herein) have entered into an agreement with the Issuer and third party investors as described herein, whereby QIP and SFM Domestic Investments each sold and transferred to the third party investors shares of an existing series of preferred stock of the Issuer convertible into Shares and simultaneously purchased from the Issuer shares of a new series of preferred stock of the Issuer convertible into Shares, as more fully described in Item 6 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (i) Quantum Industrial Partners LDC ("QIP");

     (ii) QIH Management Investor, L.P. ("QIHMI");

     (iii) QIH Management LLC ("QIH Management");

     (iv) Soros Fund Management LLC ("SFM LLC");

     (v) SFM Domestic Investments LLC ("SFM Domestic Investments"); and

     (vi) Mr. George Soros ("Mr. Soros").

     This Statement relates to the Shares and other securities convertible into Shares held for the accounts of QIP and SFM Domestic Investments. QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

     On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel. Mr. Soros intends to file a further appeal at the French Cour de Cassation and, if that appeal is not successful, an additional action with the European Court of Justice. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

Item 3.  Source and Amount of Funds or Other Consideration

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

     Simultaneously with its receipt of the $2,904,600 proceeds of its sale of shares of the Issuer's Series D Convertible Preferred Stock, par value $.01 per share (the "Series D Preferred Stock"), to third party investors pursuant to the Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement") dated as of June 24, 2005 among the Issuer, QIP, SFM Domestic Investments and the

                                                              Page 9 of 15 Pages

other parties thereto (the "New Investors") as described in Item 6, QIP expended such proceeds to purchase shares of the Issuer's Series F Convertible Preferred Stock, $.01 par value per share ("Series F Preferred Stock"), pursuant to the Purchase Agreement. Simultaneously with its receipt of the $95,400 proceeds of its sale of shares of Series D Preferred Stock to the New Investors pursuant to the Purchase Agreement, SFM Domestic Investments expended such proceeds to purchase shares of the Series F Preferred Stock pursuant to the Purchase Agreement.

Item 5. Interest in Securities of the Issuer

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

     According to information filed by the Issuer with the Securities and Exchange Commission on its most recent Form 10-Q for the quarterly period ended March 31, 2005, the number of Shares outstanding was 15,341,015 as of May 2, 2005.

     (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 46,510,226 Shares (approximately 82.2% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number consists of (A) 5,287,082 Shares, (B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock, (C) 26,503,095 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock, (D) 1,274,078 Shares issuable upon the conversion of 968.3 shares of Series C Preferred Stock, (E) 6,142,450 Shares issuable upon the conversion of 4,668.262 shares of Series D Preferred Stock,
(F) 1,274,078 Shares issuable upon the conversion of 968.3 shares of Series E Preferred Stock, (G) 950,537 Shares issuable upon the exercise of warrants held for the account of QIP, (H) 20,000 Shares issuable in the aggregate upon the exercise of options held for the benefit of QIP by employees of SFM LLC who serve on the Issuer's board of directors, and (I) 1,251,983 Shares issuable upon the conversion of 2,904.6 shares of Series F Preferred Stock.

     (ii) SFM Domestic Investments may be deemed the beneficial owner of 1,521,376 Shares (approximately 9.1% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of (A) 172,995 Shares, (B) 124,700 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for its account, (C) 866,942 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for its account, (D) 41,710 Shares currently issuable upon the conversion of 31.7 shares of Series C Preferred Stock held for its account, (E) 201,091 Shares issuable upon the conversion of
152.829 shares of Series D Preferred Stock, (F) 41,710 Shares issuable upon the conversion of 31.7 shares of Series E Preferred Stock, (G) 31,107 Shares issuable upon the exercise of warrants held for its account, and (H) 41,121 Shares issuable upon the conversion of 95.4 shares of Series F Preferred Stock.

     (iii) Mr. Soros may be deemed to be the beneficial owner of 48,031,602 Shares (approximately 82.9% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number consists of (A) 46,510,226 Shares which may be deemed to be beneficially owned by QIP and described above, and (B) 1,521,376 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above. Mr. Soros disclaims beneficial ownership of any securities not held directly for his account.

                                                             Page 10 of 15 Pages

     (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed to have sole power to direct the voting and disposition of the 46,510,226 Shares which may be deemed to be beneficially owned by QIP as described above.

     (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 1,521,376 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.

     (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of the 48,031,602 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.

     (c) Except for the transactions described in Item 6 below, which were effected in a privately negotiated transaction, there have been no transactions effected with respect to the Shares since April 29, 2005 (60 days prior to the date hereof) by any of the Reporting Persons.

     (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

     (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


Preferred Stock and Warrant Purchase Agreement
----------------------------------------------

     On June 24, 2005, the Issuer entered into the Purchase Agreement (a copy of which is incorporated by reference hereto as Exhibit EEEE and is incorporated herein by reference in response to this Item 6). Pursuant to the terms of the Purchase Agreement, (i) QIP simultaneously sold to the New Investors shares of the Series D Preferred Stock for an aggregate purchase price of $2,904,600 and purchased from the Issuer 2,904.6 shares of Series F Preferred Stock for an aggregate purchase price of $2,904,600; and (ii) SFM Domestic Investments simultaneously sold to the New Investors shares of the Series D Preferred Stock for an aggregate purchase price of $95,400 and purchased from the Issuer 95.4 shares of Series F Preferred Stock for an aggregate purchase price of $95,400. In addition, the New Investors purchased from the Issuer shares of Series F Preferred Stock and warrants to purchase Shares (the "New Investor Warrants").

     Subject to certain conditions and limitations, the Issuer has agreed to use its commercially reasonable efforts to cause the registration of Shares issuable upon conversion or exercise, as applicable, of the securities purchased under the Purchase Agreement as well as any Shares issued in lieu of any cash payments

                                                             Page 11 of 15 Pages

of any dividends on the Series F Preferred Stock and Series D Preferred Stock purchased under the Purchase Agreement.

     The Issuer has agreed to put forth proposals seeking stockholder approval of the anti-dilution adjustment provisions of the Series F Preferred Certificate of Designations at the Issuer's next annual meeting of Shareholders and to recommend that the stockholders of the Issuer vote in favor of the approval of such provisions. In addition, QIP and SFM Domestic Investments have agreed to vote all shares of the Issuer held by them in favor of the approval of such anti-dilution adjustment provisions.

     The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms of such document which is incorporated herein by reference in response to this Item 6.

Certificate of Powers, Designations, Preferences and Rights of Series F Preferred Stock
-----------------------------------------------------------------------

     Pursuant to the terms of the Certificate of Powers, Designations, Preferences and Rights of Series F Convertible Preferred Stock (the "Series F Preferred Certificate of Designations") (a copy of which is incorporated by reference hereto as Exhibit FFFF and is incorporated herein by reference in response to this Item 6) filed by the Issuer with the Delaware Secretary of State on June 24, 2005, the shares of Series F Preferred Stock are entitled to cumulative dividends at a rate of 7% per annum, compounding annually. The dividends are payable only upon a conversion of the Series F Preferred Stock into Shares or a liquidation, dissolution or winding up of the Issuer. Series F Preferred Stockholders are entitled to a preference over any junior securities on liquidation, dissolution or winding up of the Issuer in an amount per share equal to the greater of (i) $1,000 plus any accrued but unpaid dividends on such share and (ii) the amount that the holder of such share would receive if it were to convert such share into a Share immediately prior to such liquidation, dissolution or winding up.

     Holders of Series F Preferred Stock are entitled to vote on all matters submitted to a vote of the Issuer's stockholders, voting as a single class with the holders of Shares, on an as-converted basis. Notwithstanding the foregoing, holders of Series F Preferred Stock are not entitled to vote with respect to the approval of the anti-dilution adjustment provisions of the Series F Preferred Certificate of Designations.

     Each share of Series F Preferred Stock is convertible, at the option of the holder thereof, into a number of fully paid and nonassessable Shares obtained by dividing (i) $1,000 by (ii) $2.32 (as adjusted, the "Series F Conversion Price"). The Series F Conversion Price may be adjusted pursuant to a weighted average formula upon the occurrence of certain events described in the Series F Preferred Certificate of Designations. In addition, upon the issuance by the Issuer of securities at a price per share (the "New Issue Price") less than $1.50, the Series F Conversion Price will be adjusted to equal the New Issue Price. Upon conversion, the accrued and unpaid dividends on each share of Series F Preferred Stock are paid, at the option of the Issuer, in cash or in Shares. The Issuer agreed not to take any action which results in the adjustment of the Series F Conversion Price if the total number of Shares issued and issuable after such action upon conversion of the Series F Preferred Stock would exceed the total number of Shares then authorized to be outstanding by the Issuer's Certificate of Incorporation.

                                                             Page 12 of 15 Pages

     Each share of Series F Preferred Stock will automatically convert into Shares in the manner described in the immediately preceding paragraph upon (i) the date on which the last sale price of the Shares on NASDAQ or, if not quoted on NASDAQ, on any other national securities exchange has been at least two times the Series F Conversion Price for twenty consecutive trading days or (ii) the date on which an aggregate of 50% of the Issuer's Convertible Preferred Stock outstanding immediately preceding the filing of the Certificate of Designations has been converted to Shares. For the purposes of this description of the Series F Preferred Certificate of Designations, "Convertible Preferred Stock" means the Issuer's Series A Convertible Preferred Stock, Series B Convertible Preferred
Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock.

     At any time and from time to time after the date on which an aggregate of 50% of the Issuer's Convertible Preferred Stock outstanding immediately preceding the filing of the Series F Preferred Certificate of Designations has been converted to Shares, the Issuer may redeem for cash all of the shares of Series F Preferred Stock at price per share of $1,000 plus any accrued an unpaid dividends on such share.

     The foregoing description of the Series F Preferred Certificate of Designations does not purport to be complete and is qualified in its entirety by the terms of the Series F Preferred Certificate of Designations, which is incorporated herein by reference in response to this Item 6.

Waiver and Consent of the Holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Convertible Promissory Notes
-----------------------------------------------------------------------------

     On June 24, 2005, QIP and SFM Domestic Investments, as the sole holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock executed the Waiver and Consent of the Holders of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (the "Waiver and Consent") (a copy of which is incorporated by reference hereto as Exhibit GGGG and incorporated herein by reference in response to this Item 6). Pursuant to the Waiver and Consent, (i) the designation of the Series F Preferred Stock was approved in all respects;
(ii) the issuance and sale of the shares of Series F Preferred Stock and the New Investor Warrants and the issuance of Shares upon conversion of the Series F Preferred Stock and/or the exercise of the New Investor Warrants were approved in all respects; (iii) the preemptive rights of the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock were waived with respect to the issuance and sale of the Series F Preferred Stock and the New Investor Warrants and the issuance of Shares upon conversion of the Series F Preferred Stock and/or the exercise of the New Investor Warrants; and (iv) the Note Conversion Rights (as defined in the Waiver and Consent) were waived with respect to the issuance of the Series F Preferred Stock and the New Investor Warrants.

     The foregoing description of the Waiver and Consent does not purport to be complete and is qualified in its entirety by the terms of the Waiver and Consent, which is incorporated herein by reference in response to this Item 6.

                                                             Page 13 of 15 Pages

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits

     The Exhibit Index is incorporated herein by reference.

                                                             Page 14 of 15 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date: June 29, 2005                          QUANTUM INDUSTRIAL PARTNERS LDC

                                             By:  /s/ Jay Schoenfarber
                                                  ------------------------------
                                                  Jay Schoenfarber
                                                  Attorney-in-Fact


                                             QIH MANAGEMENT INVESTOR, L.P.

                                             By:  QIH Management LLC,
                                                  its General Partner

                                             By:  Soros Fund Management LLC,
                                                  its Managing Member

                                             By:  /s/ Jay Schoenfarber
                                                  ------------------------------
                                                  Jay Schoenfarber
                                                  Assistant General Counsel


                                             QIH MANAGEMENT LLC

                                             By:  Soros Fund Management LLC,
                                                  its Managing Member

                                             By:  /s/ Jay Schoenfarber
                                                  ------------------------------
                                                  Jay Schoenfarber
                                                  Assistant General Counsel


                                             SOROS FUND MANAGEMENT LLC

                                             By:  /s/ Jay Schoenfarber
                                                  ------------------------------
                                                  Jay Schoenfarber
                                                  Assistant General Counsel


                                             SFM DOMESTIC INVESTMENTS LLC

                                             By:  /s/ Jay Schoenfarber
                                                  ------------------------------
                                                  Jay Schoenfarber
                                                  Attorney-in-Fact

                                             GEORGE SOROS

                                             By:  /s/ Jay Schoenfarber
                                                  ------------------------------
                                                  Jay Schoenfarber
                                                  Attorney-in-Fact

                                                             Page 15 of 15 Pages

                                  EXHIBIT INDEX


EEEE. Form of the Preferred Stock and Warrant Purchase Agreement, dated as of June 24, 2005, by and among Bluefly, Inc. and the other parties thereto.

FFFF. Form of the Certificate of Powers, Designations, Preferences and Rights of Series F Convertible Preferred Stock of Bluefly,
              Inc.

GGGG. Waiver and Consent of the Holders of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and Convertible Promissory Notes of Bluefly, Inc.

HHHH. Power of Attorney, dated as of May 23, 2005, granted by Quantum Industrial Partners LDC in favor of Jodye Anzalotta, Armando Belly, Maryann Canfield, Gavin Murphy, Jay Schoenfarber, Robert Soros and Abbas F. Zuaiter.

IIII.         Power of Attorney, dated as of June 16, 2005, granted by Mr.
              George Soros in favor of Jodye Anzalotta, Armando Belly, Maryann Canfield, Jay Schoenfarber and Robert Soros.

JJJJ. Power of Attorney, dated as of May 23, 2005, granted by SFM Domestic Investments LLC in favor of Jodye Anzalotta, Armando Belly, Maryann Canfield, Gavin Murphy, Jay Schoenfarber, Robert Soros and Abbas F. Zuaiter.